UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: PNMAC Mortgage Opportunity Fund, L.P.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o PNMAC Capital Management, LLC
27001 Agoura Road, Suite 350
Calabasas, California 91301

Telephone Number (including area code):

(818) 224-7050

Name and address of agent for service of process:

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808

With copies of Notices and Communications to:

Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES	[ ]	NO	[X]

Additional Information

Item 1.	PNMAC Mortgage Opportunity Fund, L.P.

Item 2.	Organized in Delaware on April 22, 2008

Item 3.	Limited Partnership

Item 4 and 5.	The registrant is a non-diversified closed-end management investment company

Item 6.	Name and address of investment adviser:

Investment Manager:
PNMAC Capital Management, LLC
27001 Agoura Road, Suite 350
Calabasas, California 91301

Item 7.	Stanford L. Kurland, Chief Executive Officer, Authorized Person
David A. Spector, Director, President, Chief Financial Officer, Authorized Person
Heather P. Campion, Director
Thomas P. Gybel, Director
Peter W. McClean, Director
Richard A. Victor, Director
Julianne Fries, Chief Compliance Officer
Jeff Grogin, Secretary, Authorized Person
Brian Milton, Authorized Person

Address of all persons listed above in this Item 7:
c/o PNMAC Mortgage Opportunity Fund, L.P.
27001 Agoura Road, Suite 350
Calabasas, California 91301

Item 8.	NOT APPLICABLE

Item 9.	(a) The registrant will not be offering securities to the public.
(b) NOT APPLICABLE
(c) No
(d) Yes

(e) As of August 11, 2008, there is one owner of the registrant's outstanding securities.  As of August 11, 2008, PNMAC Mortgage Opportunity Fund, LLC owns more than 10% of the registrant's outstanding voting securities.

Item 10.	Total assets: $39,227,393.12

Item 11.	No

Item 12.	There has not yet been a report to securityholders.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Calabasas and the state of California on the 11th day of August, 2008.

PNMAC MORTGAGE OPPORTUNITY FUND, L.P. (REGISTRANT)

By:	/s/ David A. Spector
	Name:	David A. Spector
	Title:	Director, President, Chief Financial Officer, Authorized Person

Attest:	/s/ Jeff Grogin
	Name:	Jeff Grogin
	Title:	Secretary, Authorized Person